UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Trintech Group PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares

(Title of Class of Securities)

896682101

(CUSIP Number)

Cyril McGuire

Trintech Group PLC

Block C, Central Park, Leopardstown, Dublin 18, Ireland

+353-1-293-9840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896682101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cyril McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Republic Of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,537,020
8. Shared Voting Power 0
9. Sole Dispositive Power 3,537,020
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 22.04%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Schedule 13D/A is being filed on behalf of Cyril McGuire in order to correct the number of shares beneficially owned by Mr. McGuire as reported in the Schedule 13D filed by Mr. McGuire on February 1, 2008 (the “Original Schedule 13D”). The Original Schedule 13D reported that Mr. McGuire beneficially owned 3,739,260 equivalent American Depositary Shares as of the filing date thereof whereas the correct number of equivalent American Depositary Shares that Mr. McGuire held as of such date was 3,537,020.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A relates are the ordinary shares, US$0.0027 par value, represented by American Depositary Shares, of Trintech Group PLC, an Irish public limited company, with its principal executive office at Block C, Central Park, Leopardstown, Dublin 18, Ireland.

Item 2.	Identity And Background

This Schedule 13D/A is being filed on behalf of Cyril McGuire (the “Reporting Person”). The business address of the Reporting Person is located at Trintech Group PLC, Block C, Central Park, Leopardstown, Dublin 18, Ireland. The Reporting Person is the Chairman and Chief Executive Officer of Trintech Group PLC.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Republic of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

On January 29, 2008, the Reporting Person used personal funds of US$338,800 to exercise and hold 140,000 American Depositary Shares on the Nasdaq Global Market at an average price of $2.36 per American Depositary Share, which gave rise to this Schedule 13D/A. The Reporting Person has previously filed statements on Schedule 13G but is now filing this Schedule 13D/A pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, because his beneficial ownership of the equivalent American Depositary Shares outstanding of Trintech Group PLC exceeds 20% and he has acquired greater than 2% of such class in the preceding twelve months.

Item 4.	Purpose of Transaction

The Reporting Person purchased the securities of Trintech Group PLC based on the Reporting Person’s belief that the securities, when purchased, represented an attractive investment opportunity. The Reporting Person may, from time to time, acquire additional securities of Trintech Group PLC or sell securities of Trintech Group PLC, subject to applicable limitations imposed on the transactions by U.S. securities laws and other applicable laws.

Item 5.	Interest in Securities of the Issuer

As of the date of filing of the Original Schedule 13D on February 1, 2008, the Reporting Person had beneficial ownership of 3,537,020 equivalent American Depositary Shares representing approximately 22.04% of the equivalent American Depositary Shares outstanding of Trintech Group PLC. The Reporting Person has sole voting and dispositive power over all such securities. As noted above, on January 29, 2008, the Reporting Person used personal funds US$338,800 to exercise and hold 140,000 American Depositary Shares on the Nasdaq Global Market at an average price of $2.36 per American Depositary Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, other than option agreements that the Reporting Person has entered into with Trintech Group PLC relating to option grants made to the Reporting Person in the ordinary course of business in his capacity as an employee of Trintech Group PLC.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008
Date

/s/ Cyril McGuire
Signature
Cyril McGuire
Name/Title